ESL TEACHERS, INC.

March 27, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Evan S. Jacobson
Division of Corporate Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:          ESL Teachers, Inc.
Registration Statement on Form SB-2
File No. 333-148801

Dear Mr. Jacobson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ESL Teachers, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 12:00 P.M. Eastern Standard Time on April 1, 2008, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

ESL Teachers, Inc.

By:          /s/Mauricio Beltran
Mauricio Beltran

2475 Paseo de las Americas Suite 1135
San Diego, CA, 92154- Phone: 619 955-7885